Exhibit 99.47

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at March 31, 2026	As at December 31, 2025

ASSETS

Current Assets
Cash	$1,886,708	$1,322,340
Commodity tax recoverable	6,312	4,546
Prepaids	56,594	17,349

	1,949,614	1,344,235

Mineral advances (Note 8)	113,680	111,864
Reclamation bonds (Note 5)	112,141	91,227
Equipment (Note 6)	20,502	22,164
Exploration and Evaluation Assets (Note 8)	10,143,439	9,048,620

Total Assets	$12,339,376	$10,618,110

LIABILITIES

Current Liability
Accounts payable and accrued liabilities	$59,928	$109,726

Due to related parties (Notes 10 and 14)	83,473	130,649

Total Liabilities	$143,401	240,375

EQUITY

Share Capital (Note 9)	25,042,855	23,128,047
Reserves (Note 9)	3,713,568	2,529,411
Accumulated Deficit	(16,560,448)	(15,279,723)

Total Equity	12,195,975	10,377,735

Total Liabilities and Equity	$12,339,376	$10,618,110

Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors:

“Mark Abrams”	“Dustin Henderson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2026	2025

Operating Expenses
Depreciation (Note 6)	$1,662	$2,375
Foreign exchange loss (gain)	(19,772)	15,276
Interest, penalties and bank charges (Note 10)	1,613	1,656
Management fees (Note 10)	25,587	9,924
Office administration and other	5,916	4,486
Professional fees	13,404	6,543
Property investigations	1,313	-
Share-based compensation (Notes 9 and 10)	1,199,300	93,670
Shareholder communications	6,957	8,062
Transfer agent and regulatory fees	43,857	10,729
Travel and entertainment	3,513	2,677

Loss Before Other Items	(1,283,350)	(155,398)

Other Items
Write-off of accounts payable	2,625	-

Net Loss and Comprehensive Loss for the Period	$(1,281,725)	$(155,398)

Basic and Diluted Loss Per Share	$(0.03)	$(0.00)

Weighted Average Number of Shares Outstanding, Basic and Diluted	42,942,054	32,603,538

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	SHARE CAPITAL		RESERVES
	SHARES	AMOUNT	EQUITY SETTLED SHARE-BASED PAYMENTS	WARRANTS	SUBSCRIPTION RECEIVED IN ADVANCE	ACUMULATED DEFICIT	EQUITY

Balance, December 31, 2024	32,546,371	$19,148,949	$1,457,924	$853,043	$-	$(14,672,316)	$6,787,600

Exercise of warrants	735,000	143,500	-	-	-	-	143,500
Share-based compensation	-		93,670	-	-	-	93,670
Subscription received advance	-	-	-	-	825,000	-	825,000
Net loss and comprehensive loss for the period	-	-	-	-	-	(155,398)	(155,398)

Balance, March 31, 2025	33,281,371	19,292,449	1,551,594	853,043	825,000	(14,827,714)	7,694,372

Exercise of Options	60,000	33,048	(13,428)	-	-	-	19,620
Exercise of Warrants	7,046,000	3,802,550		(24,700)	-	-	3,777,850
Share-based compensation	-	-	162,902	-	-	-	162,902
Subscription received advance	-	-	-	-	(825,000)	-	(825,000)
Net loss and comprehensive loss for the period	-	-	-	-	-	(452,009)	(452,009)

Balance, December 31, 2025	40,387,371	23,128,047	1,701,068	828,343	-	(15,279,723)	10,377,735

Exercise of warrants	5,415,500	1,905,400	-	(12,350)	-	-	1,893,050
Exercise of options	31,500	9,408	(2,793)	-	-	-	6,615
Share-based compensation	-	-	1,199,300	-	-	-	1,199,300
Net loss and comprehensive loss for the period	-	-	-	-	-	(1,280,725)	(1,280,725)

Balance, March 31, 2026	45,834,371	$25,042,855	$2,897,575	$815,993	$-	$(16,560,725)	$12,195,698

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

FOR THE THREE MONTHS ENDED MARCH 31,	2026	2025

Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the period	$(1,281,725)	$(155,398)
Adjustments for:
Depreciation	1,662	2,375
Foreign exchange – reclamation bond	(3,604)	405
Foreign exchange – due to related parties	-	426
Share-based compensation	1,199,300	93,670
Changes in non-cash working capital accounts:
Commodity tax recoverable	(1,766)	(2,125)
Prepaids	(39,245)	(38,177)
Accounts payable and accrued liabilities	12,919	(22,880)
Due to related parties	(47,176)	(18,275)

	(158,635)	(139,979)

Investing Activities
Exploration and evaluation expenditures	(1,157,536)	(1,773,851)
Reclamation bonds	(19,126)	(19,676)

	(1,176,662)	(1,793,527)

Financing Activities
Proceeds from exercise of warrants	1,893,050	143,500
Proceeds from exercise of options	6,615	-
Subscription received in advance	-	825,000

	1,899,665	968,500

Change in Cash	564,368	(965,006)

Cash, Beginning of Period	1,322,340	3,399,917

Cash, End of Period	$1,886,708	$2,434,911

Supplemental Cash Flow Information:
Accounts payable included in exploration and evaluation assets	$-	$290,607
Due to related parties included in exploration and evaluation assets	$-	$85,875
Fair value of options exercised	$2,793	$-
Fair value of finder’s warrants exercised	$12,350	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on August 17, 2004 in British Columbia, Canada and began active operations on that date.

The Company is a natural resource company engaged in the acquisition and exploration of resource properties in Idaho, Nevada, California, Utah, Arizona, New Mexico, and Oregon. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company. The Company is listed on the TSX Venture Exchange, having a symbol BMM.V.

The address of the Company’s corporate office and principal place of business is Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had a net loss of $1,280,725 for the period ended March 31, 2026 and, as of that date, had an accumulated deficit of $16,560,448.

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive or raise additional debt and/or equity capital. Management intends to continue to raise additional funding in the form of equity financing from the sale of common stock to improve the working capital position, but there is no assurance that the Company will be successful in achieving this goal. These factors may cast significant doubt on the use of the going concern basis of accounting used in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business, and these adjustments may be material.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed interim consolidated financial statements including comparatives have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 1, 2026.

b)	Principles of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Name of Subsidiary	Country of Incorporation	Ownership interest at March 31, 2026	Ownership interest at December 31, 2025
Black Mammoth Gold Corporation	United States	100%	100%
Antelope Creek Gold Corporation	United States	100%	100%
IDA Mining Corporation	United States	100%	100%

On February 5, 2024, the Company completed the acquisition of IDA Mining Corporation (“IDA Mining”), a company incorporated under the laws of the States of Nevada, USA, by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining. IDA Mining holds an option to acquire a 100% interest in the American Mine property located in San Bernardino County, California (Note 7).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION (Continued)

b)	Principles of Consolidation (Continued)

As at March 31, 2026, the principal activity of the Company’s subsidiaries was that of holding companies. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Intercompany transactions and balances are eliminated on consolidation.

c)	Basis of Measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

3.	USE OF ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment of the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting judgments:

i)	Impairment of exploration and evaluation assets

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s exploration and evaluation assets.

ii)	Going Concern

The Company’s assessment of its ability to raise sufficient funds to finance operations involves significant judgments. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

3.	USE OF ESTIMATES AND JUDGMENTS (Continued)

Critical accounting estimates:

i)	Economic recoverability and probability of future benefits of exploration and evaluation costs

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures is unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

ii)	Recognition of deferred income tax assets

Management is required to assess the recoverability of deferred income tax assets, which arise from the differences between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12 Income Taxes, to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized.

4.	MATERIAL ACCOUNTING POLICY INFORMATION

Translation of Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for all entities within the Company is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are reflected in profit or loss for the period.

Financial Instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value along with, in the case of a financial asset or liability not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit and loss.

The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and
ii)	those to be measured at amortized cost.

The Company’s financial assets and liabilities are recorded and measured as follows:

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Instruments (Continued)

Financial assets

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost using the effective interest method. All other financial assets are measured at their fair values at the consolidated statement of financial position date, with any changes taken through profit and loss or other comprehensive income.

The Company has classified its financial assets as follows:

•	Cash is measured at fair value with changes to fair value subsequent to initial recognition being recorded in profit or loss for the period in which they occur.
•	Reclamation bond is measured at amortized cost using the effective interest rate method. Interest income, where material, is recorded in profit or loss.

Impairment of financial assets

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost.

Financial liabilities

Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (irrevocable election at the time of recognition). Any fair value changes due to credit risk for liabilities designated at fair value through profit and loss are recorded in other comprehensive income.

The Company’s financial liabilities include accounts payable and accrued liabilities and amounts due to related parties which are measured at amortized cost using the effective interest rate method. Interest expense, where material, is recorded in profit or loss.

The Company derecognizes a financial liability when the liability is extinguished by way of discharge, cancellation or expiry. There were no changes to the classification of financial instruments in the period ended March 31, 2026.

Exploration and Evaluation Assets

Upon acquiring the legal right to explore a property, costs related to the acquisition, exploration and evaluation are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related exploration and evaluation assets are reclassified as mining assets and amortized using the unit of production method. An exploration and evaluation asset is reviewed for impairment whenever events or circumstances indicate that its carrying value may not be recoverable.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation assets. If payments received exceed the capitalized cost of the exploration and evaluation assets, the excess is recognized as income in the period received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of Non-Current Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning and Restoration Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

At March 31, 2026, the Company had a $Nil (2025 - $Nil) decommissioning and restoration provision.

Equipment

Equipment is recorded at cost and depreciated using the declining balance method at the following rates per annum.

Equipment   30% per annum

Equipment that is withdrawn from use, or has no reasonable prospect of being recovered through use or sale, is regularly identified and written off. The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Subsequent expenditures relating to an item of equipment are capitalized when it is probable that future economic benefits from the use the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income Taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share Issue Costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs and are deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related share capital or charged to operations if the shares are not issued.

Flow-through Shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Earnings Per Share

The Company presents basic and diluted earnings (loss) per share for its common shares. Basic earnings (loss) per share is calculated by dividing the income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features. Diluted earnings per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Valuation of Equity Units Issued in Private Placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measured component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in a private placement is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Equity-based Compensation

The Company grants stock options and warrants to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options and compensatory warrants are measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Government Assistance

Government assistance from the Canada Emergency Business Account (“CEBA”) loans under federal COVID-19 response programs are recorded as a liability. Any forgivable portion of the assistance is not recorded as a gain until there is reasonable assurance that it will not be repayable.

New accounting standards

Any pronouncements are either not relevant to the Company or the impact of adopting them on its financial statements was not significant.

5.	RECLAMATION BONDS

The Company has provided a USD$27,992 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation on the Company’s mineral properties since abandoned. During the year ended December 31, 2019, USD$16,945 of the bond was returned to the Company for the portion of the restoration that has received final regulatory approval.

As at March 31, 2026, the carrying value of the reclamation bond was $15,368 (December 31, 2025 - $15,123). The bond is classified as a long-term asset as it will not be recovered until the Division of Minerals approves restoration work that was completed during 2018.

During the year ended December 31, 2024, the Company provided a USD$26,142 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Happy Cat Property (Note 8). As at March 31, 2026, the carrying value of the reclamation bond was $36,369 (December 31, 2025 - $35,789).

During the year ended December 31, 2025, the Company provided a USD$13,649 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Callaghan Property (Note 8). As March 31, 2026, the carrying value of the reclamation bond was $18,989 (December 31, 2025 - $18,685).

During the year ended December 31, 2025, the Company provided a USD$15,800 reclamation bond to the Division of Interior in the state of Idaho as security against future reclamation for operations on the Company’s Leadore Property (Note 8). As at March 31, 2026, the carrying value of the reclamation bond was $21,981 (December 31, 2025 - $21,630).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

5.	RECLAMATION BONDS (CONTINUED)

During the period ended March 31, 2026, the Company provided a USD$13,969 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Amador Property (Note 8). As at March 31, 2026, the carrying value of the reclamation bond was $19,444.

6.	EQUIPMENT

Equipment

Cost

Balance, December 31, 2024	$53,801
Additions	-

Balance, December 31, 2025 and March 31, 2026	$53,801

Accumulated deprecation

Balance, December 31, 2024	22,138
Additions	9,499

Balance, December 31, 2025	$31,637
Additions	$1,662
Balance, March 31,2025	33,299

Carrying amounts

Balance, December 31, 2025	$22,164

Balance, March 31 2026	$20,502

7.	ACQUISTION OF IDA MINING CORPORATION

On January 18, 2024, the Company completed a share purchase agreement with the CEO and a director of the Company to acquire all of the issued and outstanding common shares of IDA Mining in consideration of the assignment and assumption of approximately USD$150,000 (CAD$188,029) in property costs incurred in connection with underlying option agreement. The Company will also incur an interest expense on the costs going forward at 9% per annum. During the year ended December 31, 2024, the Company recorded interest of $5,517. The balance was paid during the year ended December 31, 2024.

The transaction did not constitute a business combination, as IDA Mining did not meet the definition of a business under IFRS 3 – Business Combinations. As a result, the acquisition of IDA Mining was accounted for as an asset acquisition, whereby the purchase price was allocated to the identifiable assets and liabilities of the Company based on their relative fair values at the date of purchase. The net assets acquired pursuant to the acquisition were as follows:

Total Purchase Price:

Liabilities and expenses assigned and assumed	$188,029
Net assets acquired:

Exploration and evaluation assets	$188,029

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS

	Blanco Creek, Central Idaho	Leadore, Idaho	Christmas, Idaho	Barbara Mine, Oregon	Happy Cat Gold, Central Nevada	Quito Gold, Nevada	Amador, Nevada	Water Canyon, Nevada

Acquisition costs, December 31, 2024	$179,484	$54,831	$17,815	$41,112	$228,391	$128,993	$203,879	$67,809
Additions – cash	22,476	109,767	63,710	763	63,388	269,946	88,863	6,035
Cost recovery	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2025	201,960	164,598	81,525	41,875	291,779	398,939	292,742	73,844

Additions – cash	-	41,145	68,576	-	29,279	274,303	31,509	-

Acquisition costs, March 31, 2026	201,960	205,743	150,101	41,875	321,058	673,242	324,251	73,844

Exploration costs, December 31, 2024	214,790	91,816	110,470	-	526,119	39,993	617	10,031

Incurred during the year:
Assays	-	17,503	-	-	134,798	-	-	-
Consulting (Note 10)	-	69,988	-	-	43,410	11,684	28,692	624
Drilling	-	-	-	4,528	398,575	-	-	-
Field work	-	-	-	-	66,261	44,768	310,889	-
Travel	-	-	-	-	26,351	-	6,794	-

Exploration costs, December 31, 2025	214,790	179,307	110,470	4,528	1,195,514	96,445	346,992	10,655

Incurred during the period:
Assays	-	-	-	-	-	-	-	-
Consulting (Note 10)	-	1,975	-	-	219	805	10,679	-
Drilling	-	-	-	-	-	-	-	-
Field work	-	-	-	-	-	1,029	101,857	-
Travel	-	-	-	-	-	-	-	-

Exploration costs March 31, 2026	214,790	181,282	110,470	4,528	1,195,733	98,279	459,528	10,655
Total Exploration and Evaluation Assets, as at March 31, 2026	$416,750	$387,025	$260,571	$46,403	$1,516,791	$771,521	$783,779	$84,499

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	Drum, Utah	Diamond Jim, Nevada	Adelaide Crown, Nevada	Callaghan, Nevada	Raven, Nevada	Callaghan North and Charlie, Nevada	East Reveille, Nevada	Coleman Canyon, Nevada

Acquisition costs, December 31, 2024	$47,964	$40,525	$7,400	$80,183	$44,579	$36,367	$102,779	$104,688
Additions – cash	3,675	54,893	14,652	133,107	45,343	45,804	3,932	79,933
Cost recovery	-	-	-	-	-	-	-	(46,236)

Acquisition costs, December 31, 2025	51,639	95,418	22,052	213,290	89,922	82,171	106,711	138,385
Additions – cash	4,065	-	13,715	27,430	-	-	-	-
Acquisition costs March 31, 2026	55,704	95,418	35,767	240,720	89,922	82,171	106,711	138,385

Exploration costs, December 31, 2024	-	-	-	36,792	-	1,475	8,061	58,931

Incurred during the year:
Assays	-	-	-	94,811	-	-	-	-
Consulting (Note 10)	143	-	-	59,998	-	5,634	-	15,701
Drilling	-	-	-	756,804	-	-	-	-
Field work	-	-	368	226,196	-	55,847	-	11,385
Travel	-	-	-	2,978	-	-	-	-

Exploration costs, December 31, 2025	143	-	368	1,177,579	-	62,956	8,061	86,017

Incurred during the period:
Assays	-	-	-	-	-	-	-	-
Consulting (Note 10)	-	-	-	-	-	-	-	16,405
Drilling	-	-	-	-	-	-	-	-
Field work	-	-	-	343	-	-	-	-
Travel	-	-	-	-	-	-	-	-
Exploration costs March 31, 2026	143	-	368	1,177,922	-	62,956	8,061	102,422

Total Exploration and Evaluation Assets, as at March 31, 2026	$55,847	$95,418	$36,135	$1,418,642	$89,922	$145,127	$114,772	$240,807

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	St. Elmo, Nevada	Clover, Nevada	West Reveille, Nevada	Coal Canyon, Nevada	Gallinas, New Mexico	Ramsey Silver, Arizona	Mustang, Nevada	Tom, Nevada

Acquisition costs, December 31, 2024	$16,456	$6,594	$-	$-	$-	$-	$-	$-
Additions – cash	6,990	117,463	106,950	33,838	76,115	109,264	115,587	54,948
Cost recovery	-	-	-	-	-	-	-	-
Acquisition costs, December 31, 2025	23,446	124,057	106,950	33,838	76,115	109,264	115,587	54,948
Additions – cash	27,430	-	19,454	20,573	-	-	-	-
Acquisition costs, March 31, 2026	50,876	124,057	126,404	54,411	76,115	109,264	115,587	54,948

Exploration costs, December 31, 2024	3,337	-	-	-	-	-	-	-

Incurred during the year:
Assays	-	-	4,596	-	-	-	-	-
Consulting (Note 10)	524	8,401	9,485	11,563	210	-	13,305	3,882
Drilling	-	-	-	-	-	-	-	-
Field work	-	-	-	53,890	2,536	-	108,758	111,833
Travel	169	-	-	-	-	-	-	-
Exploration costs, December 31, 2025	4,030	8,401	14,081	65,453	2,746	-	122,063	115,715
Incurred during the period:
Assays	-	-	-	-	-	-	-	-
Consulting (Note 10)	-	-	-	219	-	-	-	-
Drilling	-	-	-	-	-	-	-	-
Field work	-	-	-	-	-	-	-	-
Travel		-	-	-	-	-	-	-
Exploration costs, March 31, 2026	4,030	8,401	14,081	65,672	2,746	-	122,063	115,715
Total Exploration and Evaluation Assets, as at March 31, 2026	$54,906	$132,458	$140,485	$120,083	$78,861	$109,264	$237,650	$170,663

Additional properties continued on the next page

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	America Mine, California	Other Properties Staking	Total

Acquisition costs, December 31, 2024	$885,436	$-	$2,295,285
Additions – cash	716,009	531,233	2,874,684
Cost recovery	-	-	(46,236)

Acquisition costs, December 31, 2025	1,601,445	531,233	5,123,733
Additions – cash	-	103,426	660,905
Acquisition costs,
March 31, 2026	1601,445	631,906	5,784,638

Exploration costs, December 31, 2024	46,273	-	1,148,705

Incurred during the year:
Assays	-	-	251,708
Consulting (Note 10)	24,533	18,257	326,034
Drilling	-	-	1,159,907
Field work	6,869	1,962	1,001,562
Travel	-	679	36,971
Exploration costs, December 31, 2025	77,675	20,898	3,924,887

Incurred during the period:
Assays	-	-	-
Consulting (Note 10)	4,992	14,677	49,971
Drilling	-	-	-
Field supplies	1,494	-	1,494
Field work	-	279,220	382,449
Travel	-	-	-

Exploration costs, March 31, 2026	84,161	314,795	4,358,801

Total Exploration and Evaluation Assets, as at March 31, 2026	$1,685,606	$946,701	$10,143,439

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

a)	Blanco Creek Property, Central Idaho, USA

During the year ended December 31, 2017, the Company’s subsidiary, Black Mammoth Gold Corporation (“Black Mammoth Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA Gold Corporation (“IDA”) pursuant to which IDA has assigned, and Black Mammoth Gold has assumed, all of the rights and obligations of the lessee under a long-term lease of the Blanco Creek mineral property located in central Idaho. The lease is subject to an underlying two percent (2%) production royalty in favour of the landlord and a one percent (1%) production royalty in favour of IDA. The Company will be responsible for all costs of maintaining the property going forward.

Lease Terms (in United States Dollars “USD$”):

The lease term is approximately 20 years (due date is October 14, 2036) and is renewable for up to an additional 40 years (60 years in total).

Advance Royalty Payment	Payable On or Before
$6,000	Paid
$8,000	Each June 1 thereafter (2017- 2025 paid) (1)(2)

(1)

The Company has not been able to contact a claimant entitled to receive USD$1,000 of this amount since 2020. Accordingly, USD$6,000 is being held on the claimant’s behalf until such time as the funds can be disbursed appropriately.

(2)	During the period ended March 31, 2025, USD$4,000 (December 31, 2025 - USD$4,000) was held by the Company on behalf of a deceased claimant until funds can be disbursed appropriately.

Provided all payments are current the Company may at any time during the life of the Agreement purchase the property for $3,000,000 from the landlord. In the alternative, and provided that all payments are current, the Company may at any time during the life of the Agreement purchase each 1% of the Production Royalty in favour of the landlord for $1,500,000. All royalty payments shall be credited against the purchase price for the Production Royalty and the Property, respectively, and any amount paid for the purchase of the Production Royalty shall be credited against the purchase price of the Property.

If the Company elects to purchase the property it will still be subject to the 1% production royalty in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

b)	Happy Cat Gold Property, Central Nevada, USA

During the year ended December 31, 2020, the Company’s subsidiary, Antelope Creek Gold Corporation (“Antelope Creek Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA pursuant to which IDA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of the Happy Cat Gold Property located in central Nevada.

The Company will reimburse IDA for property related costs incurred totalling USD$60,000 payable on or before April 30, 2024 (see Note 10). An extension agreement with IDA was amended and amount payable has been deferred to October 1, 2026 (see Note 14).

The property is subject to a 2.75% NSR in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

c)	Quito Gold Property, Central Nevada, USA

On March 28, 2024, the Company entered into an option agreement between its wholly owned subsidiary, Antelope Creek Gold, and Nevada Select Royalty Inc. (“Nevada Select”) to acquire 100% interest in the Quito Gold Property located in central Nevada for consideration of USD$900,000 over 4 years as follows:

Payment	Payable On or Before
USD$35,000	Upon execution of the agreement (paid)
USD$25,000	Upon receipt of drilling permit
USD$125,000	March 28, 2025 (paid)
USD$200,000	March 28, 2026 (paid)
USD$250,000	March 28, 2027
USD$265,000	March 28, 2028

Additionally, Antelope Creek Gold will assume the property’s annual BLM and county fees.

Upon completion of the option payments, the Company will be subjected to a USD$35,000 annual advance minimum royalty and 2.5% NSR.

d)	America Mine Property, California, USA

On February 5, 2024, the Company acquired the option to acquire a 100% interest in the America Mine property located in San Bernardino County, California through the completion of the share purchase agreement of IDA Mining (see Note 7).

Pursuant to the underlying option agreement, the Company must make payments as follows:

Payment	Payable On or Before
USD$11,501	Upon execution of the agreement (paid)
USD$95,000	45 days from the date of execution (paid)
USD$500,000	August 31, 2024 (paid)
USD$500,000	November 7, 2025(i) (paid)

(i) extended from August 31, 2025 to November 7, 2025

Additionally, IDA Mining will assume the property’s annual fees of approximately USD$12,000, which includes all BLM and county fees. There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with either the option agreement or the transaction.

e)	Amador Properties, Arizona and Nevada, USA

On March 27, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in a group of properties, which consists of Amador Property in Nevada, Big Penny Bear Property in Arizona, Zulu Property in Arizona, Northern Star Property in Arizona, and the Goldstone Property in Nevada.

Pursuant to the option agreement, the Company will be required to make the following payments:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$120,000	June 25, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

f)	Leadore Property, Idaho, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Leadore Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before
USD$10,000	Upon execution of the agreement (paid)
USD$30,000	April 2, 2025 (paid)
USD$30,000	April 2, 2026 (paid)
USD$30,000	April 2, 2027

g)	Adelaide Crown Property, Nevada, USA

On April 3, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Adelaide Crown Property located in Nevada by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$10,000	April 3, 2025 (paid)
USD$10,000	April 3, 2026 (paid)

Additionally, the Company will be subjected to a royalty of $2 per ton.

h)	Drum Property, Utah, USA

On April 15, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in a land package located in Millard County, Utah by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$30,000	July 14, 2024 (paid)

i)	Diamond Jim Property, Nevada, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Diamond Jim Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$23,500	July 1, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

j)	Water Canyon Property, Nevada, USA

On April 30, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Water Canyon Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$250,000	Within 90 days of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

The Company must also complete a drilling program on or before April 30, 2027.

The property is subject to a 2.50% NSR in favour of the optionor.

k)	Christmas Property, Idaho, USA

On May 1, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Christmas Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before
USD$10,000	Within 10 days upon execution of the agreement (paid)
USD$200,000	90 days from the date of a maiden 43-101 compliant
inferred or indicated resources declared on the Property
USD$40,000	May 1, 2025 (paid)
USD$50,000	May 1, 2026 (paid)
USD$50,000	May 1, 2027

l)	Callaghan Property, Nevada, USA

On July 17, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Callaghan Property located in Nevada by making an aggregate of USD$1,235,000 in cash payments as follows:

Payment	Payable On or Before
USD$20,000	July 27, 2024 (paid)
USD$10,000	July 17, 2025 (paid)
USD$15,000	July 17, 2026 ( paid)
USD$20,000	July 17, 2027
USD$20,000	July 17, 2028
USD$25,000	July 17, 2029
USD$25,000	July 17, 2030
USD$25,000	July 17, 2031
USD$25,000	July 17, 2032
USD$25,000	July 17, 2033
USD$25,000	July 17, 2034
USD$1,000,000	July 17, 2035

The property is subject to a 1.0% NSR in favour of the optionor.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

m)	Callaghan North and Charlie Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Callaghan North Property located in Nevada by making USD$24,570 in cash payments for claims fees (paid).

The property is subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$225,000.

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Charlie Property located in Lander County as follows:

Payment	Payable On or Before
USD$5,000	Upon execution of the agreement (paid)
USD$5,000	September 24, 2025 (paid)
USD$5,000	September 24, 2026 ( paid)
USD$5,000	September 24, 2027
USD$150,000	90 days from the date of a maiden 43-101 compliant
inferred or indicated resources declared on the Property

The property is subject to a 2.0% NSR in favour of the optionor.

n)	Raven Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Raven Property located in Nevada by making USD$30,030 in cash payments for claims fees (paid).

Certain claims with a pre-existing 0.5% NSR royalty interest will be subject to an additional 0.5% NSR royalty while unencumbered claims will be subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$275,000.

o)	Barbara Mine Property, Oregon, USA

On September 13, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Barbara Property located in Oregon by making an aggregate of USD$30,000 in cash payments as follows:

Payment	Payable On or Before
USD$5,000	September 23, 2024 (paid)
USD$25,000	December 12, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

p)	East Reveille Property, Nevada, USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the East Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
USD$75,000	Upon execution of the agreement (paid)
USD$75,000	Within 30 days of a Maiden Resource declared*
USD$75,000	Within one year of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

q)	St. Elmo Property, Nevada, USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the St. Elmo Property located in Nevada by making an aggregate of USD$75,000 in cash payments as follows:

Payment	Payable On or Before
USD$5,000	10 days from the date of execution (paid)
USD$5,000	November 14, 2025 (paid)
USD$20,000	November 14, 2026 ( paid)
USD$45,000	November 14, 2027

Additionally, the Company must pay the BLM fees annually and reimburse USD$7,008 of BLM fees paid by the vendor during September 2024 (paid).

The property is subject to a 2.5% NSR in favour of the optionor.

r)	Coleman Canyon Property, Nevada, USA

On December 31, 2024, the Company entered into mineral lease purchase agreement (the “Agreement”) with TUVERA Exploration Inc. (“TUVERA”) (formerly ARNEVUT Resources Inc.) pursuant to which TUVERA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of TUVERA under a long-term lease (the “Lease”) of the Coleman Canyon Property located in Nevada, USA. The Lease is subject to an underlying production royalty of up to three percent (3.0%) in favour of the landlord and the 89 federal claims staked in 2024 and the 103 claims staked in 2025 by the Company, of which are subject to a 1.0% production royalty in favour of TUVERA. The Company will be responsible for all costs of maintaining the property going forward.

The Leases, signed in 2010 for an initial term of 20 years, can be extended for an additional 20 years under certain conditions. The Company understands that the Lease payments are in arrears but that the Leases are still in force. There are no payments, work commitment amounts, finder’s fees or share compensation in connection with the acquisition.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

s)	Clover Property, Nevada, USA

On January 8, 2025, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Clover Property located in Nevada by making an aggregate of USD$185,000 in cash payments as follows:

Payment	Payable On or Before
USD$7,500	Upon execution of the agreement (paid)
USD$15,000	January 8, 2026 (paid)
USD$30,000	January 8, 2027
USD$65,000	January 8, 2028
USD$67,500	January 8, 2029

The property is subject to a 2.50% NSR in favour of the optionor.

t)	West Reveille, Nevada, USA

On January 31, 2025, the Company entered into a property acquisition agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the West Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before
CAD$100,000	Upon execution of the agreement (paid)
CAD$25,000	First business day following commencement of a drilling program on the Property

The property is subject to a pre-existing 3.0% NSR in favour a royalty holder.

u)	Coal Canyon Property, Nevada, USA

On April 4, 2025, the Company entered into an exploration lease and option to purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Coal Canyon Property located in Nevada, USA. The term of the lease is 40 years. To maintain the lease in good standing, the Company is required to make the following payments:

Payment	Payable On or Before
USD$5,000	10 days from execution of the agreement (paid)
USD$10,000	60 days from execution of the agreement (paid)
USD$15,000	April 7, 2026 (paid)
USD$18,000	April 7, 2027
USD$20,000	April 7, 2028
USD$22,000	April 7, 2029
USD$25,000	April 7, 2030
USD$25,000	April 7, 2031
USD$30,000	April 7, 2032 and annually thereafter to the commencement of commercial production

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

u)	Coal Canyon Property, Nevada, USA (continued)

The Company has the option to acquire a 100% interest in the property at any time, subject to the GSR, for $500,000. Any lease payments made prior to exercising the option to acquire the property will not be applied against the purchase price.

The property is subject to a 1.2% gross returns royalty (“GSR”) in favour of the optionor, whereby 0.2% can be repurchased by the Company for US$200,000 any time prior to the commencement of commercial production.

There are no work commitment amounts, finder’s fees or share compensation in connection with the lease agreement.

v)	Gallinas Property, New Mexico, USA

On August 20, 2025, the Company entered into an exploration lease and option agreement through its wholly owned subsidiary, Antelope Creek Gold, to explore and acquire a 100% interest in the Gallinas Property located in New Mexico, USA. The property consists of Bellwether claims and claims in the area of interest (“AOI”) which are contiguous with the Gallinas claims, and in aggregate form the Gallinas property.

The Gallinas claims are 100% owned by the Company. The lease term for the Bellwether claims is 40 years, of which the Company can enter on and use the property to explore and develop minerals by making the following lease payments:

Payment	Payable On or Before
USD$10,000	10 days from the date of execution (paid)
USD$5,000	Each August 25 thereafter until the commencement of commercial production of minerals from the property.

The Company also has the right to acquire 100% interest of the Bellwether claims by making a lump-sum payment of US$300,000, which is independent of the lease payments.

The Bellwether claims are subject to a 1.25% NSR with a 0.50% NSR on claims in the AOI, both in favour of the optionor. The Company has the option to repurchase one-half of the NSRs for Bellwether claims and any AOI claims for a payment of USD$500,000 (being 0.625% on the Bellwether claims and 0.25% on any AOI claims) at any time prior to commercial productions.

w)	Ramsey Silver Property, Arizona, USA

On October 31, 2025, the Company entered into a purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Ramsey Silver Property claims located in La Paz County, Arizona by making USD$30,000 in cash payments (paid).

BLM claims were purchased from a separate private vendor in June 2025 for USD$12,000 (see iii in Note 8z).

There are no royalties, finders’ fees or share compensation in connection with the Ramsey property acquisition.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

x)	Mustang Gold and Silver Property, Nevada, USA

On December 18, 2025, the Company acquired a 100% interest in the Mustang Gold and Silver Property located in Nye County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

Finder’s fee of USD$12,000 were paid to a private vendor in June 2025 (see (iii) in Note 8z).

y)	Tom’s Pediment Property, Nevada, USA

During the year ended December 31, 2025, the Company acquired a 100% interest in the Tom’s Pediment Property located in Lander County, Nevada via direct staking by the Company’s wholly owned subsidiary, Antelope Creek Gold.

There are no finders’ fees, royalties, share compensation or other terms in connection with the acquisition.

z)	Other properties staking, Nevada, Arizona, Utah and New Mexico, USA

i)

On February 20, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in in Nevada, Arizona and New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$60,000, of which half of the amount (USD$30,000 - paid) was payable upon completion of the staking of the properties, and the remaining half (USD$30,000 - paid) was payable upon satisfaction of on-site review of the properties.

The Company will also have an option to acquire a separate property, Pilgrim Tailing, in consideration of the following:

Payment	Payable On or Before
USD$5,000	Upon completion of the staking of the group of properties mentioned above (paid)
USD$25,000	February 20, 2026 ( paid)

ii)	On May 5, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a property located in New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000, of which the half of the amount (USD$6,000 - paid) was payable upon completion of the staking of the property and the remaining half (USD$6,000 - paid) was payable upon satisfaction of on-site review of the property. The Company agrees to pay the finder’s staking fee, as well as the BLM and county filing fee.

iii)

On June 2, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in Nevada, Arizona and Utah.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$90,000, of which half of the amount (USD$45,000 - paid) was payable upon completion of the staking of the properties, and the remaining half (USD$45,000 - $39,000 paid, $6,000 waived by the vendor) was payable upon satisfaction of on-site review of the properties. The Company also paid USD$15,000 of finder’s staking fee.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

iv)

On December 10, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking two properties located in Nevada and Arizona.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000 per property, of which the amount was payable upon completion of the staking of each property and the Company intends to file the claims with BLM (USD$12,000 paid for Arizona property, USD$12,000 subsequently paid for Nevada property).

v)

On December 10, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking two properties located in Nevada and Arizona.

vi)	On January 19, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a property located in Nevada.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$12,000 per property, of which the amount was payable upon completion of the staking of each property and the Company intends to file the claims with BLM (USD$12,000 paid for Nevada property).

vii)	On March 7, 2026, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a property located in Utah.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$22,000 per property, of which the amount was payable upon completion of the staking of each property and the Company intends to file the claims with BLM (USD$22,000 paid for Utah property).

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Issued and Outstanding

During the period ended March 31, 2026, the Company:

•	issued 5,415,500 common shares pursuant to exercise of warrants for gross proceeds of $1,905,400, and accordingly, relocated $12,350 from reserves to share capital.

•	issued 31,500 common shares pursuant to exercise of options for gross proceeds of $9,408, and accordingly, relocated $2,793 from reserves to share capital.

During the year ended December 31, 2025, the Company:

•	issued 7,781,000 common shares pursuant to exercise of warrants for gross proceeds of $3,921,350, and accordingly, relocated $24,700 from reserves to share capital.

•	issued 60,000 common shares pursuant to exercise of options for gross proceeds of $19,620, and accordingly, relocated $13,428 from reserves to share capital.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL (Continued)

c)	Stock Options

The Company has a stock option plan whereby it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years. Stock options granted to consultants conducting investor relations activities vest in accordance with TSX regulations. Unless otherwise stated, share purchase options vest when granted.

During the period ended March 31, 2026, the Company granted 250,000 incentive stock options to three consultants of the Company, exercisable at a price of $5.51 and having an expiry date of March 10, 2031. The options will vest 30% after year one, 30% after year two, and 40% after year three.

During the year ended December 31, 2025, the Company granted no stock options.

As at March 31, 2026, the following options were outstanding for the purchase of common shares:

Expiry date	Exercise price	Number of options outstanding	Exercisable
April 25, 2027	$0.21	1,122,000	1,122,000
January 19, 2029	$0.12	297,000	89,100
May 21, 2029	$0.60	1,102,000	330,600
March 10, 2031	$5.51	250,000	-
		2,771,000	1,541,700

Summaries of changes in stock options are presented below:

	FOR THE THREE MONTHS ENDED MARCH 31, 2026		FOR THE YEAR ENDED DECEMBER 31, 2025
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance, beginning of period	2,552,500	$ 0.37	2,612,500	$ 0.37

Granted	250,000	5.51	-	-
Exercised	(31,500)	0.21	(60,000)	0.33

Balance, end of period	2,771,000	$ 0.37	2,552,500	$ 0.37

The weighted-average remaining contractual life of the options at March 31, 2026 was 2.43 years (December 31, 2025 - 2.41 years).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	March 31, 2026	December 31, 2025
Risk-free interest rate	2.95%	-
Exercise price	$5.51	-
Expected life of options	5 years	-
Expected annualized volatility	132.20%	-
Expected dividend rate	-	-

Volatility is determined based on historical stock prices.

d)	Share Purchase Warrants

As at March 31, 2026, following share purchase warrants were outstanding:

Expiry date	Exercise price	Number of warrants outstanding	Exercisable
October 25, 2026	$1.10	322,500	322,500
October 25, 2026	$1.10	18,000	18,000
		340,500	340,500

Summaries of changes in share purchase warrants are presented below:

	FOR THE PERIOD ENDED MARCH 31, 2026			FOR THE YEAR ENDED DECEMBER 31, 2024
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance, beginning of period	5,756,000	$ 0.39	13,537,000	$ 0.46

Granted	-	-	-	-
Exercised	(5,415,500)	0.35	(7,781,000)	0.50

Balance, end of period	340,500	$ 1.10	5,756,000	$ 0.39

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

The following transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. All amounts owing are non-interest bearing, with no specific repayment terms and are unsecured, unless otherwise specified.

a)	Amounts owing to related parties:

•	$Nil (December 31, 2025 – $48,509) was payable to an officer of the Company for consulting fees and expenses paid on behalf of the Company; and
•	$83,473 (USD$60,000) (December 31, 2025 - $82,140 (USD$60,000)) payable to IDA (see Note 8 b).

The extension agreement with IDA was amended whereby the amount payable to IDA has been deferred until October 1, 2026.

b)	Transactions with related parties

During the periods ended March 31, 2026, the following amounts were paid and/or accrued to officers and directors of the Company:

	For the period ended March 31,
	2026	2025
Key management compensation
Management fees – operating	$25,587	$9,924
Consulting fees – exploration and evaluation	$-	$20,000
Share-based compensation	$959,440	$69,585

Effective November 1, 2024, the annual fees paid to the CEO of the Company were increased from $60,000 to $100,000 pursuant to a consulting agreement that renews on an annual basis.

During the year ended December 31, 2024, the Company settled $114,000 owed to the CEO by issuing 950,000 common shares valued at $123,500, which resulted in a loss of $9,500.

During the year ended December 31, 2024, $687 of interest was paid to an officer of the Company as compensation for borrowing costs incurred for advances to the Company since May 1, 2022.

During the year ended December 31, 2024, the Company completed the acquisition of IDA Mining Corporation by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining with the CEO and a director of the Company (Note 7).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

11.	CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has interests are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the year.

12.	FINANCIAL INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 –	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 –

Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 –	Applies to assets or liabilities for which there are unobservable market data.

The following table provides the fair value measures by level of valuation assumptions used:

		AS AT MARCH 31, 2026		AS AT DECEMBER 31, 2025
	FAIR VALUE INPUT LEVEL	CARRYING AMOUNT	ESTIMATED FAIR VALUE	CARRYING AMOUNT	ESTIMATED FAIR VALUE

Financial Assets:
Cash	1	$1,886,708	$1,886,708	$1,322,340	$1,322,340
Reclamation bonds		$112,141	$112,141	$91,227	$91,227

Financial Liabilities:
Accounts payable and accrued liabilities		$59,928	$59,928	$109,726	$109,726
Due to related parties		$83,473	$83,473	$130,649	$130,649

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

The Company’s credit risk is primarily attributable to cash. Cash is held with one reputable Canadian chartered bank which is closely monitored by management. Management believes that the credit risk concentration with respect to cash is minimal.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

12.	FINANCIAL INSTRUMENTS (Continued)

b)	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2026, the Company had current liabilities of $59,928 (December 31, 2025 - $240,375). All of the Company’s liabilities are subject to normal trade terms. See Notes 10 and 14.

c)	Market Risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not currently have any variable interest rate assets or liabilities. Interest rate risk is assessed as low.

ii)	Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

iii)	Foreign Currency Risk

The Company’s functional currency and the reporting currency is the Canadian dollar (“CDN$”). Periodically the Company incurs charges on its operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the year.

As at March 31, 2026, a 10% change in the USD relative to the CDN$ does not have a significant impact on net loss for the year. Any unrealized translation adjustments arising at year end are included in operating loss for the year.

13.	SEGMENTED INFORMATION

The Company operates in one business segment, mineral exploration. Its resource properties are located in the United States.

14.	DEBT DEFERRAL AGREEMENTS

The Company had a debt deferral agreement with a creditor deferring payment of $35,583 until June 30, 2025. This balance was non-interest bearing, with no specific terms of repayment and was unsecured. The balance was paid during the year ended December 31, 2024.

During the year ended December 31, 2023, the debt deferral agreement with the officer was amended whereby the amount payable to him of $148,508 was deferred until May 31, 2025. The debt was fully repaid during the period ended March 31, 2025. Concurrently, the extension agreement with IDA was amended whereby the amount payable to IDA $83,473 (USD$60,000) (December 31, 2025 - $82,140 (USD$60,000)) has been deferred until October 1, 2026.